Annual General Meeting of BiondVax Pharmaceuticals Ltd.

Date: August 24, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda		For	Against	Abstain
1.	To approve the re-election of Professor Avner Rotman to the board of directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
2.	To approve the re-election of Samuel Moed to the board of directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
3.	To approve a change of the Company's name to "Scinai Immunotherapeutics Ltd." or such other name that contains the word "Scinai" as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies and to amend the Company's Articles of Association accordingly.	☐	☐	☐
4.	To approve an amendment to the Company's Articles of Association to provide that the Company is required to appoint external directors under the Israel Companies Law, 5759-1999 ("Companies Law") only to the extent required by the Companies Law and the regulations thereunder.	☐	☐	☐
5.	To approve amendments to the annual cash compensation paid to our independent directors.	☐	☐	☐
6.	To approve the cancellation of options to purchase ADSs previously granted to our non-executive directors and the grant to our non-executive directors replacement options to purchase ADSs.	☐	☐	☐
7.	To approve a new grant of options to purchase ADSs to our non-executive directors.	☐	☐	☐
8.	To approve a grant of 78,125 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman's long-term incentive grant award for 2022.	☐	☐	☐
	Are you a controlling shareholder or do you have a personal interest in approval of proposal 8 above (response required for vote to be counted)?	Yes ☐	No ☐	
9.	To approve a cash bonus for 2022 for Mark Germain, Chairman of the Board of Directors.	☐	☐	☐
	Are you a controlling shareholder or do you have a personal interest in approval of proposal 9 above (response required for vote to be counted)?	Yes ☐	No ☐	
10.	To approve amendments to the Company's Compensation Policy for Executive Officers and Directors.	☐	☐	☐
	Are you a controlling shareholder or do you have a personal interest in approval of proposal 10 above (response required for vote to be counted)?	Yes ☐	No ☐	
11.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year 2023 and for an additional period until the next annual meeting.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

_________________________ Please Sign Here

_________________________ Please Date Above

_________________________ Please Sign Here

_________________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of BiondVax Pharmaceuticals Ltd. to be held August 24, 2023 For Holders as of July 10, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 5:00 p.m. EST on August 21, 2023.

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on August 21, 2023)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 10, 2023** at the **Annual General Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **August 24, 2023** at 4:00 pm (Israeli time), in the offices of Goldfarb, Gross, Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**
3. ***BiondVax Pharmaceuticals Ltd.’s 2023 Annual General Meeting will be held on Thursday, August 24, 2023. The Proxy Statement are available for viewing on BiondVax Pharmaceuticals Ltd.’s website as follows: https://www.biondvax.com/investors/2023AGM***

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903